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FOR IMMEDIATE RELEASE - JULY 21, 1997


                                  NEWS RELEASE



        Otto L. Keeton                           Michael W. Kelley
        President & CEO                          President & CEO
        Enterprise Federal Bancorp, Inc.         North Cincinnati Savings Bank
        7810 Tylersville Square Drive            9477 Kenwood Road
        West Chester, OH 45069                   Blue Ash, OH 45242
        (513)755-4600                            (513)791-4800

                      ENTERPRISE FEDERAL BANCORP, INC. AND
         NORTH CINCINNATI SAVINGS BANK SIGN DEFINITIVE MERGER AGREEMENT

        West Chester, Ohio - Enterprise Federal Bancorp, Inc. (Nasdaq "EFBI") and North Cincinnati Savings Bank (Nasdaq Bulletin Board "NSGB") jointly announced today the signing of a definitive agreement for the acquisition of NSGB by EFBI. EFBI, the holding company for Enterprise Federal Savings Bank, is headquartered in West Chester and operates four branch offices in Hamilton, Butler and Warren Counties, Oho. NSGB, a state chartered savings bank, has offices in the suburban Cincinnati communities of Blue Ash and North College Hill.

        Under the terms of the agreement, EFBI will exchange $18.50 in cash or common stock for each of the 396,750 outstanding shares of NSGB stock. NSGB shareholders will have the right to elect to receive either cash, EFBI common stock, or a combination of both, however, total consideration will consist of no more than 75% stock or no more than 40% cash. In the event of an oversubscription for either cash or EFBI stock a pro rata distribution will be made to shareholders. The transaction is valued at approximately $7.3 million.

        In the event that the average of the daily average between the high bid and low asked price for EFBI common stock over the twenty trading days ending the trading day prior to closing is less than $15.00, NSGB shareholders will receive 1.2333 shares of EFBI common stock or $18.50 in cash for each share of NSGB stock. In the event that the average of the daily average between the high bid and low asked prices for EFBI
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common stock over the twenty trading days ending the trading day prior to closing is greater than $22.00, NSGB shareholders will receive 0.8409 shares of EFBI common stock or $18.50 in cash for each share of NSGB stock.

        The merger, which will be accounted for under the purchase method, is expected to be consummated by December 31, 1997, pending NSGB shareholder approval, regulatory approval and other customary conditions of closing. The transaction is expected to be a tax-free reorganization for federal income tax purposes.

        At March 31, 1997, NSGB had total assets of $60.6 million, deposits of $50.8 million and shareholders' equity of $5.6 million. NSGB reported net income of $51,548 or $0.13 per share for the quarter ended March 31, 1997 with an annualized return on assets of 0.34% and an annualized return on equity of 3.64%.

        At March 31, 1997, EFBI had total assets of $257 million, deposits of $143 million and shareholders' equity of $31.6 million. For the quarter ended March 31, 1997, EFBI reported net income of $597,000 or $.31 per share, with an annualized return on assets of .97% and an annualized return on equity of 7.38%.

        Otto L. Keeton, President and Chief Executive Officer of EFBI, stated, "We are very pleased to announce this merger with North Cincinnati Savings Bank. We are excited about this opportunity to expand our branch office network to the communities of Blue Ash and North College Hill. We look forward to welcoming the North Cincinnati customers and employees. This acquisition also continues our efforts to leverage Enterprise Federal Bancorp's capital, improve its return on equity and increase shareholder value."

        Michael W. Kelley, President of North Cincinnati Savings Bank, stated, "We believe that this transaction will benefit our shareholders, customers and employees. Having EFBI stock will enhance the liquidity for our shareholders. Also, our customers can expect us to offer additional banking products and services, and our employees can grow and prosper as part of a larger company.
As part of Enterprise Federal Savings Bank, we will be in a stronger competitive position in the years ahead."

        McDonald & Company Securities, Inc. is serving as North Cincinnati Savings Bank's financial advisor in connection with the transaction.
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   ENTERPRISE FEDERAL BANCORP'S ACQUISITION OF NORTH CINCINNATI SAVINGS BANK

                               SUMMARY FACT SHEET


ANNOUNCEMENT DATE:                 July 21, 1997

DEAL STRUCTURE:                    Purchase method of accounting
                                   Tax-free exchange
                                   Due diligence completed
                                   Definitive agreement signed
                                   $250,000 break-up fee

TERMS: $18.50 in cash, EFBI common stock, or a combination of both for each share of NSGB.

TIMING: Subject to normal regulatory approval and approval by the North Cincinnati Savings Bank shareholders.
                                   Closing expected by year end.

PRICING:                           Purchase price per share         $18.50
                                   Estimated transaction value      $7.3 million

TRANSACTION RATIONALE:

     -   Logical contiguous expansion into attractive communities
     - Expands Enterprise Federal's branch office network into the northeast Hamilton County communities of Blue Ash and North College Hill.
     - Enterprise Federal Bancorp will have the opportunity to enhance North Cincinnati Savings Bank's net interest margin through a reduction in NSGB's liquidity levels and the sale of lower yielding investment securities.
     - Transaction will help lever EFBI's capital position and increase its return on equity.